[Letterhead of Sullivan & Cromwell LLP]

August 28, 2014

Michael R. Clampitt

    Division of Corporation Finance,

        Securities and Exchange Commission,

            100 F Street, NE,

                Washington, DC 20549.

Re:	Great Western Bancorp, Inc.
Registration Statement on Form S-1
File No. 333-

Dear Mr. Clampitt:

On behalf of our client, Great Western Bancorp, Inc. (the “Company”), enclosed please find a copy of the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities Exchange Commission (the “Commission”) on the date hereof. On August 27, 2014, the Company submitted Confidential Draft Submission No. 3 (the “Revised Draft”) of the Registration Statement to the Commission on a confidential basis. The Registration Statement filed on the date hereof contains no substantive changes from the Revised Draft other than as necessary to reflect the public nature of the filing.

Any questions or comments with respect to the Registration Statement may be communicated to the undersigned at (212) 558-4175 or by email (clarkinc@sullcrom.com) or to Zachary L. Cochran at (212) 558-4735 or by email (cochranz@sullcrom.com). Please send copies of any correspondence relating to this filing to Catherine M. Clarkin by email and facsimile, at (212) 291-9025, with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004.

Yours truly,

/s/ Catherine M. Clarkin
Catherine M. Clarkin

(Enclosure)

cc:	Jonathan E. Gottlieb
Gustavo Rodriguez
Marc Thomas
(Securities and Exchange Commission)

Kenneth Karels
Peter Chapman
Donald J. Straka
(Great Western Bancorp, Inc.)

Mark J. Menting
Zachary L. Cochran
(Sullivan & Cromwell LLP)